May 27, 2020

For Immediate Release

ADL Ventures Inc.

175 Bloor Street East

Suite 901 North Tower

Toronto, Ontario

M4W 3R8

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR RELEASE, PUBLICATION, DISTRIBUTION OR DISSEMINATION DIRECTLY, OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES

ADL Ventures Inc. Files Filing Statement and Provides Update on Qualifying

Transaction and Subscription Receipt Financing

Toronto, Ontario – May 27, 2020 – ADL Ventures Inc. (TSXV: AVI.P) ("ADL" or the "Company"), a capital pool company as defined under Policy 2.4 – Capital Pool Companies (the "Policy") of the TSX Venture Exchange (the "Exchange" or "TSXV"), is pleased to provide an update on its pending Qualifying Transaction, as such term is defined in the Policy, and concurrent subscription receipt financing. As previously announced on March 12, 2020, ADL entered into a definitive Securities Exchange Agreement dated March 5, 2020 (the "SEA") with Real Technology Broker Ltd. ("Real"), a private company incorporated under the laws of Israel, whereby ADL will acquire all of the issued and outstanding securities of Real to ultimately form “Real Technology Brokerage Inc.”, being the resulting issuer (the "Resulting Issuer") that will continue on the business of Real (the "Transaction"). ADL filed a filing statement dated May 26, 2020 in connection with the transaction and is available under ADL’s profile at www.sedar.com.

Real, is a technology driven national real estate brokerage platform primarily operating in the United States through a network of approximately 1,100 agents. Real has a unique operational model providing teams and agents freedom, flexibility, success tools, long term security and a sense of community to build their reputations and professional assets with the help of a leading edge digital platform built from the ground up for their success.

Conditional Approval of the Qualifying Transaction

The SEA provides that ADL will acquire 100% of the issued and outstanding ordinary and preferred shares of Real (each a "Real Share"), pursuant to which ADL common shares (each an "ADL Share") will be issued to holders of shares of Real on the basis of 1.0083 ADL Shares for every one Real Share (the "Exchange Ratio"), giving effect to a deemed value of $0.25 per ADL Share. Outstanding stock options of Real will be rolled over or exchanged at closing for stock options of ADL at the Exchange Ratio subject to the requirement that the total number of ADL options following the completion of the Transaction will not exceed 10% of ADL's post-closing issued and outstanding ADL Shares.

On completion of the Transaction, the shareholders of Real would own approximately 92% of the issued and outstanding shares of the Resulting Issuer and existing shareholders of ADL would own approximately 8.0% of the issued and outstanding shares of the Resulting Issuer on a non-diluted basis not including shares issuable on the ADL Private Placement (as defined below). The common shares of the Resulting Issuer ("Resulting Issuer Shares") will be listed for trading on the Exchange.

The parties to the Transaction are at arm's length and it is therefore anticipated that the approval of the shareholders of ADL in respect of the Transaction will not be required.

Conditional approval from the TSXV with respect to the Qualifying Transaction was obtained on May 13, 2020. The parties expect to close the Qualifying Transaction in the week of June 1, 2020. Further information about the proposed Transaction will be provided in a subsequent news release.

Private Placement

Concurrently with the completion of the Transaction, it is anticipated that ADL will complete a private placement of up to approximately US $1,600,000 in subscription receipts at a price of US $0.0765 per subscription receipt (the "ADL Private Placement") which will be automatically exercisable into Resulting Issuer Shares upon completion of the Transaction. The Resulting Issuer Shares will be subject to a six month hold period from the date of closing of the ADL Private Placement comprised of a 4 month regulatory hold period plus an additional two month hold period based on contractual lock-up commitments of the subscribers.

Cautionary Note

Completion of the Transaction is subject to receipt of all requisite regulatory, stock exchange, court or governmental approvals, authorizations and consents, approval of the shareholders of ADL and Real (as applicable). Where applicable, the Transaction cannot close until the required approvals have been obtained. There can be no assurance that the Transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the continuous disclosure document containing full, true and plain disclosure regarding the Transaction, required to be filed with the securities regulatory authorities having jurisdiction over the affairs of the Company, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. The trading in the securities of ADL on the Exchange should be considered highly speculative. Trading in ADL Shares is presently halted and is expected to remain halted pending closing of the Transaction. While halted, ADL Shares may only trade upon Exchange approval and the filing of required materials with the Exchange as contemplated by Exchange policies.

Forward Looking Information

Although the Company believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate that the expectations reflected in this forward-looking information are reasonable, undue reliance should not be placed on them because the Company can give no assurance that they will prove to be correct. When used in this press release, the words "estimate", "project", "belief", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. The forward-looking statements and information in this press release include information relating to the business plans of ADL and Real, the Transaction (including Exchange approval, court approval, and the closing of the Transaction), the board of directors and management of the Resulting Issuer upon completion of the Transaction and the ADL Private Placement. Such statements and information reflect the current view of ADL and/or Real, respectively. Risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: (i) there is no assurance that ADL and Real will obtain all requisite approvals for the Transaction, including the approval of their respective shareholders (as applicable), the approval of the Exchange for the Transaction (which may be conditional upon amendments to the terms of the Transaction) or court approval of the Transaction; (ii) there is no assurance the ADL Private Placement will be completed as contemplated or at all; (iii) following completion of the Transaction, the Resulting Issuer may require additional financing from time to time in order to continue its operations and financing may not be available when needed or on terms and conditions acceptable to the Resulting Issuer; (iv) new laws or regulations could adversely affect the Resulting Issuer's business and results of operations; and (v) the stock markets have experienced volatility that often has been unrelated to the performance of companies. These fluctuations may adversely affect the price of the Resulting Issuer's securities, regardless of its operating performance. There are a number of important factors that could cause ADL's and Real's actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors include, among others: currency fluctuations; limited business history of ADL; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses, and general market and industry conditions. The terms and conditions of the Qualifying Transaction may be based on the Company's due diligence and the receipt of tax, corporate and securities law advice for both the Company and Real. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of the Company, Real, their securities, or their respective financial or operating results (as applicable).

ADL cautions that the foregoing list of material factors is not exhaustive. When relying on ADL's forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. ADL has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of ADL as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. ADL does not undertake to update this information at any particular time except as required in accordance with applicable laws.

This press release is not an offer of the securities for sale in the United States. The securities have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an exemption from registration. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of a capital pool company should be considered highly speculative.

The TSX Venture Exchange Inc. has in no way passed upon the merits of the Transaction and has neither approved nor disapproved the contents of this press release.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

Contact Information

For more details, please contact:

ADL Ventures Inc.

Laurence Rose – Chairman, President and Chief Executive Officer
647-920-6383

lrose@matchpointcapital.ca

On behalf of the Board of Directors

"Laurence Rose"

Chairman, President and Chief Executive Officer